February 23, 1996
                PIPER & MARBURY
                L.L.P.

                CHARLES CENTER SOUTH
                36 SOUTH CHARLES STREET
                Baltimore, Maryland 21201-3018
                410-539-2530
                FAX: 410-539-0489






The Govett Funds, Inc.
250 Montgomery Street
San Francisco, CA 94104

         Re:      Rule 24f-2 Notice

Ladies and Gentlemen:

     We have acted as special Maryland counsel to The Govett Funds, Inc. (the "Fund") in connection with the Company's filing of a Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the fiscal year ended December 31, 1995. In that capacity, the Fund has requested that we render the opinion of counsel referred to in paragraph (b)(1) of Rule 24f-2 under the Investment Company Act of 1940 in connection with the Fund's filing of a Rule 24f-2 Notice dated February 26, 1996 pursuant to such Rule 24f-2 for the Fund's fiscal year ended December 31, 1995 (the "Rule 24f-2 Notice").

     In response to the Fund's request, we have examined the Fund's charter, as amended, in a form represented by the Secretary of the Fund to be complete, by-laws,a good-standing certificate recently issued by the SDAT,the corporate action taken by the Fund that provides for the issuance of the shares, a Certificate of Secretary dated the date hereof, upon which we have relied without independent verification, and such statutes, regulations, corporate records, and documents that we deemed necessary or advisable for purposes of the following opinion. We have also relied on the statements contained in the Fund's Rule 24f-2 notice regarding the matters set forth therein. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with originals of all documents submitted to us as copies.

     On the basis of the foregoing and of such other legal considerations that we deemed relevant, and limited in all respects to applicable Maryland law, we are of the opinion and advise you as follows: 1. The Fund is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland; and 2. The aggregate 33,776,033 shares of the Govett Emerging Markets Fund, Govett Global Income Fund, Govett International Equity Fund, Govett Developing Markets Bond Fund,Govett Smaller Companies Fund,Govett Pacific Strategy Fund, and Govett Latin America Fund portfolios of Common Stock of the Fund which the Fund reported in the Rule 24f-2 Notice as having been sold during its fiscal year ended December 31, 1995, and the 1,420,195 shares of such portfolios of Common Stock which the Fund reported in the Rule 24f-2 Notice as having been issued pursuant to dividend reinvestment, are legally issued, fully paid and nonassessable. We are admitted to practice under the laws of the State of Maryland and we express no opinion as to the laws of any jurisdiction other than the laws of the State of Maryland. This opinion is being furnished to you solely for your benefit and may not be relied upon by any other person. We authorize Goodwin, Procter & Hoar to rely on this opinion as though addressed to it, and, if necessary or appropriate, consent to the filing of this opinion with the Securities and Exchange Commission in conection with a notice filed under Rule 24f-2 under the Investment Company Act of 1940 or any reference hereto in an opinion of Goodwin Procter & Hoar thereunder.

                                             Very truly yours,


                                 /s/ Piper & Marbury L.L.P